Exhibit 20.1

PARTNERS FIRST CREDIT CARD MASTER TRUST

EXCESS SPREAD ANALYSIS—JANUARY 2003

Series	* 1998-3
Deal Size	$750 MM
Expected Maturity	07/15/03

Yield	9.74%
Less: Coupon	1.45%
Servicing Fee	0.91%
Net Credit Losses	4.65%
Excess Spread:
January-03	2.73%
December-02	3.91%
November-02	3.36%
Three month Average Excess Spread	3.33%

Delinquencies:
30 to 59 Days	1.78%
60 to 89 Days	1.24%
90 + Days	2.47%
Total	5.49%

Payment Rate:	9.50%